SECURITIES AND EXCHANGE COMMISSION
                    Washington, D. C.  20549


                         SCHEDULE 13D/A
            Under the Securities Exchange Act of 1934
                        Amendment No. 13


                       MYCOGEN CORPORATION
                    (NAME OF SUBJECT COMPANY)


Common Stock, par value $.001 per share (Including the Associated
                             Rights)
                 (TITLE OF CLASS OF SECURITIES)

                           628452 10 4
                         (CUSIP Number)


John Scriven          Eric P.           Louis W. Pribila
Vice President,       Blackhurst        Vice President,
General Counsel and   Vice President    Secretary
Secretary             Rofan Services    and General Counsel
The Dow Chemical      Inc.              Dow AgroSciences LLC
Company               2030 Dow Center   9330 Zionsville Road
2030 Dow Center       Midland, MI       Indianapolis, IN
Midland, MI  48674    48674             46268
(517) 636-1000        (517) 636-1000    (317) 337-3000
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                         April 30, 1998
     (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this Schedule because of Rule 13d-
1(b)(3) or (4), check the following box [   ].


Check the following box if a fee is being paid with this statement [ ].


                      CUSIP No. 628452 10 4


1)  Name of Reporting Person     The Dow Chemical Company
and its I.R.S.                   I.R.S. Identification No.
Identification No.               38-1285128

                                 Rofan Services Inc.
                                 I.R.S. Identification No.
                                 38-2853855

                                 Dow AgroSciences LLC
                                 I.R.S. Identification No.
                                 35-1781118



2)  Check the Appropriate Box if a   (a)     [    ]
Member of a Group                    (b)     [    ]


3)  SEC Use Only


4)  Source of Funds              WC



5)  Check Box if Disclosure of
Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)   [    ]



6)  Citizenship or Place of      The Dow Chemical Company -
Organization                     Delaware
                                 Rofan Services Inc. - Delaware
                                 Dow AgroSciences LLC - Delaware


Number of    7)  Sole Voting     24,766,157
Shares       Power
Beneficially _________________   _______________________________
Owned by     8)  Shared Voting
Each         Power               0
Reporting    _________________   _______________________________
Person With  9)  Sole            24,766,157
             Dispositive Power
             _________________   _______________________________
             10)  Shared         0
             Dispositive Power


11) Aggregate Amount             24,766,157
Beneficially owned by Each
Reporting Person as of
April 30, 1998

12) Check Box if the Aggregate
Amount in Row (11) Excludes      [    ]
Certain Shares

13) Percent of Class
Represented by Amount in         68.8%
Row (11)

14) Type of Reporting Person

    The Dow Chemical Company     CO
    Rofan Services Inc.          CO
    Dow AgroSciences LLC         OO



       This Amendment No. 13 amends the original Schedule 13D filed by the reporting persons on January 25, 1996, as amended by Amendment No. 1 filed on February 27, 1996, Amendment No. 2 filed on June 7, 1996, Amendment No. 3 filed on December 4, 1996, Amendment No. 4 filed on January 30, 1997, Amendment No. 5 filed on March 13, 1997, Amendment No. 6 filed on April 15, 1997, Amendment No. 7 filed on May 2, 1997, Amendment No. 8 filed on May 22, 1997, Amendment No. 9 filed on July 11, 1997, Amendment No. 10 filed on November 14, 1997, Amendment No. 11 filed on January 20, 1998 and Amendment No. 12 filed March 17, 1998 (the "Schedule 13D"). All defined terms used but not otherwise defined herein have the meanings assigned to those terms in the
Schedule 13D.


Item 4. Purpose of Transaction.

       Part (a) of this Item 4 is hereby amended by adding the following information to the end thereof.

       On April 30, 1998, Dow AgroSciences delivered the letter filed herewith as Exhibit 99(1) to the board of directors of Mycogen requesting an amendment (the Amendment") to Section 6.12 of the Exchange and Purchase Agreement dated as of January 15, 1996 (the "Exchange and Purchase Agreement"). The text of such exhibit is incorporated herein by reference. Also on April 30, 1998, Dow and Dow AgroSciences issued the press release filed herewith as Exhibit 99(2). The text of such exhibit is incorporated herein by reference.

       If the board of directors of Mycogen, and the Independent Directors (as defined in the Exchange and Purchase Agreement), approves the Amendment, Dow AgroSciences would be prepared to promptly commence discussions with the Independent Directors regarding a transaction in which the holders of Common Stock other than Dow AgroSciences and its affiliates would receive $20.50 in cash per share. Any such transaction would be subject to the prior approval of the Independent Directors and the board of directors of Mycogen.


Item 7.  Material to be Filed as Exhibits.

Exhibit No.         Description

99(1)               Letter to board of directors of Mycogen
                    dated April 30, 1998

99(2)               Press Release dated April 30, 1998




                            SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 30, 1998


          THE DOW CHEMICAL COMPANY

          By:     /S/JOHN SCRIVEN
          Name:   John Scriven
          Title:  Vice President, General Counsel and Secretary


          ROFAN SERVICES INC.

          By:     /S/ERIC P. BLACKHURST
          Name:   Eric P. Blackhurst
          Title:  Vice President


          DOW AGROSCIENCES LLC

          By:     /S/LOUIS W. PRIBILA
          Name:   Louis W. Pribila
          Title:  Vice President, Secretary and General Counsel


                          EXHIBIT INDEX


  Exhibit No.        Description of Exhibit            Page No.

     99(1)           Letter to board directors of          6
                     Mycogen dated April 30, 1998

     99(2)           Press Release dated
                     April 30, 1998                        7